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Minority-owned
Mesilla Valley Cannabis

Cannabis Business

401 N Mesilla St
Las Cruces, NM 88005
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Early Investor Bonus: The investment multiple is increased to 2× for the next $20,000 invested.
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THE PITCH
Mesilla Valley Cannabis is seeking investment to launch our cannabis venture.
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INVESTOR PERKS

Mesilla Valley Cannabis is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Sticker Pack and Postcard Invest $500 or more to qualify. 24 of 24 remaining

A grip of stickers to show off your new investment. A handmade postcard to show our sincere appreciation. Trade the postcard back to us when we open for a T-shirt of your choice!

Engraved Brick Invest $2,000 or more to qualify. 20 of 20 remaining

We will engrave your name or slogan or shout-out on a paver installed on our patio.

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OUR STORY

Mesilla Valley Cannabis is a platform for vertically integrated cannabis operations, based in in the historic Alameda Depot Neighborhood in Las Cruces, New Mexico. With an 8,000 sq ft facility, all possible cannabis operations will be realized including: retail, delivery, manufacturing, cultivation, distribution and a consumption lounge.

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MISSION AND VISION

Our mission is to provide a world-class cannabis experience in a safe and inspiring venue. In order to fulfill this mission, a company philosophy built on integrity, community, and fun will be implemented to provide the best customer experience possible. The vision is to become a beloved community anchor, along with a regional distribution hub for all things cannabis.

Customer service and experience will be our top priority
Community integration and involvement will be a team effort
Education and customer safety will be integral in our SOPs
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AN INSIDE LOOK
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A truly one of a kind cannabis lifestyle project

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THE TEAM
Derrick Pacheco
Founder

Derrick landed his first business contract at age 8 with McDonald's Corp, by being inquisitive, persistent and sociable. The design contract for the corporate incentive awards pushed Derrick to learn design software and computer programming.

Most recently, Derrick opened and operated a retro 1950's themed Diner which won the New Times "Best of Phoenix" in 2020.

The restaurant was complimented by a string of unique Airbnb tiny home rental units, hosting over 7,000 guests from 47 different countries in just a few years.

Derrick's first Best of Phoenix award was nabbed in 2007 for his efforts in developing the largest monthly art walk in the nation.

Derrick is a serial entrepreneur who can assemble and lead a team through successful missions and complex situations. His passion and drive for success are infectious.

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OUR OFFERINGS

Mesilla Valley Cannabis will sell locally grown and manufactured cannabis products. Strong relationships with suppliers will ensure the growth and sustainability of both our retail and wholesale operations. Our consumption lounge will provide cannabis related programing including: education, entertainment, networking, and community development.

Topicals: creams, salves, transdermal patches, specialty ointments
Edibles: gummies, tinctures, spices, sauces, savory and sweet
Flower: sun-grown, greenhouse, light-deprivation and indoor
Consumption Lounge: immersive and transformative with focus on art and music
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THE SPACE

Our location at 401 N Mesilla St, Las Cruces New Mexico, which is in a Federal Opportunity Zone, is fully zoned and vetted for a vertically integrated cannabis venture; ideal for sales and consumption. We are perfectly positioned to the Downtown Main Street Plaza, with our location being a vital and highly recognized component of our historic and vibrant community. The space has been utilized in the agriculture and film industries, and most recently housed an artist co-op; a hub for local and national artists, musicians, and creatives.

Retro-Industrial aesthetics inside and out complimented by world-class artwork
Located near bike trails, major highways, airports, train and bus terminals
Major employers investing in the area include: NMSU, Virgin Galactic, 828 Film Productions, Netflix and NASA, creating demand for several smaller independent contractors and ancillary services
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WHY IS MESILLA VALLEY CANNABIS UNIQUE?
Programming - highly curated art, music and aesthetics coupled with immersive environmental design.
Location - unique and inspiring venue within walking distance from popular work, live and play destinations including Downtown Main Street.
Hospitality Focused - customer acquisition and retention will be secured by providing premium product selection and serving our customers with inspiring and transformative experiences.
Involved - over 12 months of participation in forming local legislative measures. From county and city regulations, to community outreach and activism, we are actively involved in destigmatizing cannabis and creating economic opportunity through government reform.
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MILESTONES
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OCTOBER 2021
Incorporated

Mesilla Valley Cannabis in incorporated as a single-member LLC

JUNE 2022
Retail License Awarded

New Mexico Cannabis Retail License # CDC-2022-0522

SEPTEMBER 2022
Capital Raise

Initial seed round launched on Mainvest

DECEMBER 2022
Soft Opening

Turn on the machine and gear up for 2023

JANUARY 2023
Ribbon Cutting

Hosted by Senator Carrie Hamblen and the Green Chamber of Commerce

FEBRUARY 2023
Launch Manufacturing

Begin manufacturing in-house edibles, topicals and pre-rolls

APRIL 2023
Delivery Rollout

Introduce local delivery including cannabis and food & beverage

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MVC PITCH DECK
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Payroll $15,000
Inventory $8,937
Tennant Improvements $8,000
Equipment $4,000
Insurance $5,000
Rent $20,000
CPA Onboarding & Services $8,000
POS System Hardware & Software $1,000
Mainvest Compensation $5,063
Total $75,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $2,800,000 $3,500,000 $4,260,000 $4,990,286 $5,787,148
Cost of Goods Sold $1,267,500 $1,270,000 $1,371,600 $1,333,500 $1,014,000
Gross Profit $1,532,500 $2,230,000 $2,888,400 $3,656,786 $4,773,148

EXPENSES

Rent $96,000 $98,400 $100,860 $103,381 $105,965
Utilities $15,000 $25,000 $26,000 $27,000 $28,000
Salaries $223,000 $325,000 $474,000 $874,000 $1,274,000
Insurance $40,000 $48,000 $50,000 $52,000 $55,000
Equipment $20,000 $10,500 $5,000 $5,000 $5,000

Repairs & Maintenance $4,000 $4,100 $4,202 $4,307 $4,414

Legal & Professional Fees $20,000 $40,000 $40,000 $40,000 $40,000

Automotive Maint & Repair $5,000 $8,000 $10,000 $15,000 $15,000

Security Measures $20,000 $20,500 $21,012 $21,537 $22,075

Contract Labor $14,400 $5,000 $5,000 $5,000 $5,000

Annual License Fee $7,500 $7,500 $7,500 $7,500 $7,500

Delivery Vehicle $30,000 $0 $0 $0 $0

Fuel/Charging $4,000 $4,100 $4,202 $4,307 $4,414

Interior Improvements $20,000 $10,000 $5,000 $5,000 $20,000

Exterior Improvements $38,000 $5,000 $5,000 $5,000 $5,000

Marketing & Advertising $12,000 $24,600 $25,215 $25,845 $26,491

Compliance & Packaging $30,000 $33,000 $36,000 $38,000 $40,000

Software & Hosting $24,000 $24,000 $24,000 $24,000 $24,000

Industry Memberships $3,000 $3,000 $3,000 $4,000 $5,000

Travel / Tradeshows $8,000 $16,400 $16,810 $17,230 $17,660

Banking Services $12,000 $12,300 $12,607 $12,922 $13,245

CFO Outsourcing $41,000 $36,000 $36,000 $36,000 $36,000

Community Outreach $10,000 $24,000 $24,000 $24,000 $24,000

Furniture & Fixtures $50,000 $5,000 $5,000 $5,000 $5,000

IRC 280e Tax Liability $666,250 $990,000 $1,264,200 $1,583,250 $0

Lounge Bar Area Fixtures $70,000 $2,000 $2,000 $2,000 $2,000

Entertainment $18,000 $25,000 $30,000 $40,000 $50,000

Bookkeeping $8,400 $8,400 $8,400 $8,400 $8,400

Payroll Services $1,500 $1,500 $1,600 $1,800 $2,000

Operating Profit $21,450 $413,700 $641,792 $665,307 $2,927,984

This information is provided by Mesilla Valley Cannabis. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

2021 Income Statement

MVC_Pitch_Deck.pdf

MVC Business Plan.pdf

Investment Round Status

Target Raise $75,000

Maximum Raise $124,000

Amount Invested $0

Investors 0

Investment Round Ends November 25th, 2022

Summary of Terms

Legal Business Name Mesilla Valley Cannabis

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $20,000 invested

2×

Investment Multiple 1.6×

Business's Revenue Share 1%-1.7%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2027

Financial Condition

No operating history

Mesilla Valley Cannabis was established in January, 2022. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Mesilla Valley Cannabis's fundraising. However, Mesilla Valley Cannabis may require additional funds from alternate sources at a later date.

Other challenges

Mesilla Valley Cannabis has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

Global market disturbances

Future pandemic shut downs or other related disturbances

Extreme drought and other natural disasters

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Mesilla Valley Cannabis to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Mesilla Valley Cannabis competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Mesilla Valley Cannabis's core business or the inability to compete successfully against the with other competitors could negatively affect Mesilla Valley Cannabis's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Mesilla Valley Cannabis's management or vote on and/or influence any managerial decisions regarding Mesilla Valley Cannabis. Furthermore, if the founders or other key personnel of Mesilla Valley Cannabis were to leave Mesilla Valley Cannabis or become unable to work, Mesilla Valley Cannabis (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Mesilla Valley Cannabis and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Mesilla Valley Cannabis is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Mesilla Valley Cannabis might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Mesilla Valley Cannabis is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Mesilla Valley Cannabis

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Mesilla Valley Cannabis's financial performance or ability to continue to operate. In the event

Mesilla Valley Cannabis ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Mesilla Valley Cannabis nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Mesilla Valley Cannabis will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Mesilla Valley Cannabis is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Mesilla Valley Cannabis will carry some insurance, Mesilla Valley Cannabis may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Mesilla Valley Cannabis could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Mesilla Valley Cannabis's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Mesilla Valley Cannabis's management will coincide: you both want Mesilla Valley Cannabis to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Mesilla Valley Cannabis to act conservative to make sure they are best equipped to repay the Note obligations, while Mesilla Valley Cannabis might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Mesilla Valley Cannabis needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Mesilla Valley Cannabis or management), which is responsible for monitoring Mesilla Valley Cannabis's compliance with the law. Mesilla Valley Cannabis will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Mesilla Valley Cannabis is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Mesilla Valley Cannabis fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Mesilla Valley Cannabis, and the revenue of Mesilla Valley Cannabis can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Mesilla Valley Cannabis to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Limited Operating History

Mesilla Valley Cannabis is a newly established entity and has no history for prospective investors to consider.

This information is provided by Mesilla Valley Cannabis. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
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